Exhibit 99.1

News Release

Stantec signs letter of intent to acquire Processes Unlimited International, Inc.
Firm will bring significant US oil and gas presence, expertise

EDMONTON, AB; NEW YORK, NY; BAKERSFIELD, CA; (February 12, 2014) TSX, NYSE:STN

North American design firm Stantec will add significant strength to its oil and gas, and industrial service capabilities in the United States by acquiring Processes Unlimited International, Inc. (ProU). Based in Bakersfield, California, ProU is a 450-person multidisciplinary engineering, project management, and design firm founded in 1985 with seven offices across California, Texas, Georgia, and Tennessee. Stantec  anticipates this transaction to close in March, 2014

“ProU shares our cultural focus on clients, with a deep technical expertise that is instrumental to servicing key industrial clients across the United States,” said Bob Gomes, Stantec president and chief executive officer.

ProU operates in a diverse range of markets, including oil and gas, alternative energies, power, utilities, chemicals, food and beverage, packaging, plastics, cement, minerals, mining, and building products. During ProU’s near 30-year history, the company has expanded its initial service offerings from mechanical engineering and design to include process, chemical, civil, structural, automation, instrumentation, and electrical engineering, along with control panel fabrication. The firm has amassed a sizeable portfolio of design projects located primarily throughout the United States as well as internationally.

“Stantec’s presence in communities and industries across the United States will allow our people access to new resources and to collaborate with a broader team while pursuing major US projects,” said Dan Bernstein, ProU president and general manager.

Stantec currently has more than 5,000 employees working across 125 offices in the United States. Practitioners from ProU will join Stantec’s US Industrial practice area unit.

About Stantec
The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This press release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Tel. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel. (780) 969-3349 Crystal.Verbeek@stantec.com	ProU Contact Donna Jones VP Marketing & Sales Tel. (661) 885-3105 dljones@prou.com

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